Exhibit 99.1

PRESS RELEASE

Cascades Inc.
404 Marie-Victorin Blvd., P.O. Box 30
Kingsey Falls (Québec) Canada J0A 1B0 Telephone: 819-363-5100 Fax: 819-363-5155 www.cascades.com

Cascades announces new investments

Kingsey Falls (Québec), January 12, 2009  – Cascades Inc. (CAS on the Toronto Stock Exchange) is pleased to announce a first investment of $5 M at its Norampac plant in Kingsey Falls, which aims to streamline this unit that manufactures linerboard made from 100% recycled fibres. The current project consists of expanding the building to replace the winder as well as create additional space for future investments.

Since its inception in 1964, while its production totalled 10,000 tonnes per year, the plant, formerly called “Division Papier” (Paper Division), has invested $55 M in total in order to increase its annual production capacity to 90,000 tonnes. At the end of this current project, whose subsequent phases are intended for 2010 and 2011, production capacity at the plant will be greater than 125,000 tonnes per year.

In 2008, more than $12 M was invested in the seven production units in Kingsey Falls alone. In Québec, Cascades invested more than $50 M last year and approximately $175 M was allocated for fixed capital costs for the entire organization world-wide. In 2009, depending on the status of the global economic situation and its financial performance, Cascades intends to invest approximately $100 M in capital costs.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs nearly 14,000 men and women who work in some 100 modern and flexible production units located in North America and in Europe. Cascades’ management philosophy, its 45  years of experience in recycling, its continuous efforts in research and development are strengths which enable the company to create innovative products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

For more detailed information:

Mr. Hubert Bolduc	Didier Filion
Vice-President, Communications and Public Affairs	Director, Investor Relations
Cascades Inc.	Cascades Inc.
Tel.: 819-363-5164	Tel.: 514-282-2697
Cell.: 514-912-3790	Cell.: 514-229-5303